+1 617 526 6000 (t)

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wilmerhale.com

March 9, 2017

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Tokai Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 24, 2017

File No. 001-36620

Ladies and Gentlemen:

Tokai Pharmaceuticals, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on January 24, 2017 (File No. 001-36620) (the “Preliminary Proxy Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated February 23, 2017 (the “Comment Letter”), relating to the Preliminary Proxy Statement. The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 1.

The Company respectfully requests that the Staff confirm that it has no further comments to the Preliminary Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on March 17, 2017, or as soon as practicable thereafter.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles    New York    Palo Alto    Washington

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 9, 2017

On behalf of the Company, we advise you as follows:

General

1.	Please include a statement as to whether or not representatives of the principal accountants for the current year and the most recently completed fiscal year are expected to be present, will have the opportunity to make a statement if they desire to do so, and are available to respond to appropriate questions. Please refer to Item 13(a)(6) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1 to the Preliminary Proxy Statement.

2.	Please revise your proxy statement and proxy card to allow for separate voting on the Tokai share issuances in the merger transaction and pursuant to the Tokai Stock Purchase Agreement. You may condition the completion of the transaction on shareholder approval of the separate proposals.

Response: In response to the Staff’s comment, the Company has revised the proxy card and the disclosure on, among other pages, pages 13, 16-17, 66-68, 85 and 124 of Amendment No. 1 to the Preliminary Proxy Statement.

Summary, page 1

3.	Please revise “The Transaction Structure” to describe the Tokai Stock Purchase agreement and disclose the impact of the Tokai Stock Purchase and Otic share and warrant exercises will have on the expected percentage ownership of the combined company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 13-14 and 72 of Amendment No. 1 to the Preliminary Proxy Statement.

4.	Please tell us the factors you considered in determining that the issuances of Tokai common stock are exempt pursuant to Section 4(a)(2), Regulation D or Regulation S.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 72, and 102 of Amendment No. 1 to the Preliminary Proxy Statement.

5.	Please revise “Conditions to the Consummation of the Otic Transaction” to identify conditions that the parties may waive.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 15, and 105-106 of Amendment No. 1 to the Preliminary Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 9, 2017

Risk Factors, page 29

The combined company’s common stock could be delisted from NASDAQ if Tokai and Otic fail to comply with NASDAQ’s listing standards, page 31

6.	If the listing approval is a condition that can be waived, please revise the caption and discussion to clarify that the consequences also apply if the combined company fails to obtain NASDAQ listing but decides to complete the transaction.

Response: Under the Share Purchase Agreement, listing approval is a condition that may not be waived. In response to the Staff’s comment, the Company has revised the disclosure on pages 32-33 of Amendment No. 1 to the Preliminary Proxy Statement to reflect that the condition is not waivable.

7.	Please also disclose the possible decrease in share price your common stock is delisted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 1 to the Preliminary Proxy Statement.

The success of the combined company will also depend on the pre-existing relationships with third parties…, page 60

8.	Please identify any material relationships or agreements that are likely to be affected by the Otic transaction, describe the nature of the relationship and the potential consequences if the transaction results in the cancellation of a material agreement or negative impact on a relationship with a third party.

Response: In response to the Staff’s comment, the Company confirms that it is not aware of any specific material relationships or agreements of the Company or Otic that are likely to be affected by the transaction.

Background of the Otic Transaction, page 71

9.	Please expand this section to identify the parties present at each Tokai meeting related the proposed transaction and potential alternatives. Additionally, identify each of the parties present at each meeting between Tokai and Otic.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73-85 of Amendment No. 1 to the Preliminary Proxy Statement

10.	Please expand your discussion to clarify the reasons the Board did not pursue the strategic alternatives they reviewed on July 28, 2016, including continuing development, licensing or otherwise monetizing galeterone, and winding up the operations and distributing net cash to Tokai shareholders in liquidation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 75-76 of Amendment No. 1 to the Preliminary Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 9, 2017

11.	We note that you met with 40 companies; sent draft process letters to 30 companies; provided draft merger agreements to ten out of 24 companies that submitted non-binding indications of interest; and entered into negotiations with three of the four companies that submitted revised drafts of the draft merger agreement. Please expand your discussion to clarify the criteria you used to eliminate companies from consideration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1 to the Preliminary Proxy Statement.

12.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	the material terms in the initial proposal and subsequent proposals by Otic, Company A, B, & C;

•	the consideration involved in the competing offers;

•	the Board’s basis for approving the Otic transaction over competing offers; and

•	at what point Companies A, B and C were eliminated from consideration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 77-85 of Amendment No. 1 to the Preliminary Proxy Statement.

13.	Please provide us with copies of the materials that Wedbush prepared and shared with the board of directors or the transaction committee in connection with this transaction, including any board books, transcripts and summaries of oral presentations made. We may have additional comments after we review those materials.

Response: In response to the Staff’s comment, copies of the presentation materials provided to the Tokai board of directors and/or the transaction committee of the board of directors on each of September 20, 2016, October 13, 2016, December 1, 2016, December 14, 2016 and December 21, 2016 by Wedbush Securities Inc. (“Wedbush”) will be furnished supplementally to the Staff by Orrick, Herrington & Sutcliffe LLP, counsel to Wedbush, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rule, counsel for Wedbush has requested that these materials be returned or destroyed promptly following completion of the Staff’s review thereof. By separate letter, counsel for Wedbush also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 9, 2017

Vesting of Director Stock Options, page 84

14.	Please expand this discussion to disclose the number options held by each officer and director that will vest upon the closing of this transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89-90 of Amendment No. 1 to the Preliminary Proxy Statement.

Public Company Market Valuation Analysis-Otic, page 90

15.	We note that Wedbush reviewed publicly-traded companies with no product candidates beyond Phase 1 or Phase 1/2 and no human efficacy data. Please expand your discussion to clarify why Wedbush considered these criteria appropriate to select companies similar to Otic given that Otic has completed Phase 2 trials and has human efficacy data related to OP-01.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1 to the Preliminary Proxy Statement.

16.	Please clarify whether the companies identified as similar to Otic were the only public companies that met the selection criteria. If there were others, please clarify why they were not included in the analysis. Similarly, tell us whether there were other precedent merger and acquisitions transactions and initial public offerings that met the selection criteria described in “Precedent Merger and Acquisition Transaction Analysis – Otic” and “Precedent Initial Public Offering Analysis – Otic” and clarify why any such transactions were not included in the analysis, if applicable.

Response: In response to the Staff’s comment, the Company confirms that the criteria used by Wedbush to select the comparable companies and transactions did not result in the identification of any other companies or transactions that were excluded from the analyses.

Otic’s Business, page 127

17.	We refer to your statement that Otic has completed four clinical trials of OP-01 in 353 subjects, including a successful phase 2b study. Please revise to discuss where these trials have been conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134, 159 and F-34 of Amendment No. 1 to the Preliminary Proxy Statement.

Otic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 155

18.	Please tell us how costs associated with obtaining and maintaining Otic’s patent portfolio meet the definition of research and development expenses in ASC 730-10 as these costs appear to be

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 9, 2017

the same or similar to activities described in ASC 730-10-55-2.i., which are not generally considered research and development. Please also quantify for us the amount of any patent-related costs included within research and development expenses for the periods presented.

Response: In response to the Staff’s comment, all of Otic’s patent-related costs have been reclassified as general and administrative expense in Otic’s statements of operations for the years ended December 31, 2016 and 2015. Patent-related costs that were previously included within research and development expense for the periods presented in the preliminary proxy statement filed on January 24, 2017 were as follows: $28,000 and $33,000 for the nine months ended September 30, 2016 and 2015, respectively, and $59,000 and $58,000 for the years ended December 31, 2015 and 2014, respectively. The Company has also revised the disclosure on page 161 of Amendment No. 1 to the Preliminary Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of Tokai, page 169

19.	Please expand to disclose the post-transaction beneficial ownership of the registrant, particularly given the first risk factor on page 31.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 173 of Amendment No. 1 to the Preliminary Proxy Statement.

Index to Otic Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 7 - Commitments and Contingencies

C. License Agreement, page F-51

20.	Please revise your disclosure to quantify the amount of potential future development and regulatory milestone payments in connection with the license agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of Amendment No. 1 to the Preliminary Proxy Statement.

***

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

By:	/s/ Stuart M. Falber
Stuart M. Falber

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

March 9, 2017

cc:	Jodie P. Morrison

President and Chief Executive Officer

Tokai Pharmaceuticals, Inc.